Schedule 13D	Page 1 of 8
CUSIP No. Y2685T115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Genco Shipping and Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T115

(CUSIP Number)

David B. Charnin, Esq.

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,633,679 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,633,679 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,633,679 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 3,995,595 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 3,537,648 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 1,005,475 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Special Situations Offshore Fund III-A, L.P. and 4,094,961 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D	Page 3 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,537,648

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,537,648

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,648

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 4.8% (1)

14	Type of Reporting Person OO

(1) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D	Page 4 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,005,475

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,005,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,005,475

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 1.4% (1)

14	Type of Reporting Person OO

(1) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D	Page 5 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations II LLC I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,094,961

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,094,961

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,094,961

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 5.6% (1)

14	Type of Reporting Person OO

(1) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D	Page 6 of 8
CUSIP No. Y2685T115

1	Names of Reporting Persons Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,633,679 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,633,679 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,633,679 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 17.2% (2)

14	Type of Reporting Person OO

(1) Consists of (i) 3,995,595 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 3,537,648 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 1,005,475 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Special Situations Offshore Fund III-A, L.P. and 4,094,961 shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P. which also may be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC and SVP Special Situations II LLC.

(2) Based on 73,544,994 shares of Common Stock outstanding as of May 10, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the Securities and Exchange Commission on May 10, 2016.

Schedule 13D	Page 7 of 8
CUSIP No. Y2685T115

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on July 22, 2015, Amendment No. 1 thereto filed on November 12, 2015, and Amendment No. 2 thereto filed on February 18, 2016 (as so amended, the “Schedule13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects. In its filings with the Securities and Exchange Commission, the Issuer has disclosed that weak drybulk industry conditions and low charter rates have negatively impacted its results of operations, cash flows, and liquidity, and may continue to do so in the future, potentially resulting in defaults and acceleration of the repayment of its outstanding indebtedness.  In the last two days, the Reporting Persons discussed financing options with the Issuer, its existing or potential lenders, or its other sources of potential financing, including but not limited to acquisitions of additional securities of the Issuer by one or more of the Reporting Persons.  The Issuer’s actual results and financial condition may change in the future, and any proposals by the Reporting Persons may not be able to address the Issuer’s financing needs.

Item 5. Interest in Securities of the Issuer.

Items 5 (a) — (b) are hereby amended and restated to read in their entirety as follows:

(a) — (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 3 to Schedule 13D.

Schedule 13D	Page 8 of 8
CUSIP No. Y2685T115

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla